Crescent Point Confirms Quarterly Dividend and Declares Second Quarter Special Dividend

July 26, 2023 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) announces its Board of Directors has declared a special cash dividend and a quarterly cash base dividend in alignment with the Company's return of capital framework.

The special cash dividend of CDN $0.035 per share is based on Crescent Point's second quarter 2023 financial results and will be paid on August 15, 2023 for shareholders of record on August 8, 2023. The quarterly cash base dividend of CDN $0.10 per share will be paid on October 2, 2023 for shareholders of record on September 15, 2023.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.